SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 16, 2016

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: December 16, 2016

	By:	/s/ Vito Culmone
	Name:	Vito Culmone
	Title:	Executive Vice President and Chief Financial Officer
Shaw Communications Inc.

EXHIBIT INDEX

Exhibit No.	Description

99	SCIPressReleaseDec2016

NEWS RELEASE

SHAW EXTENDS DIVIDEND REINVESTMENT PLAN

TO RESIDENTS OF THE UNITED STATES

Calgary, Alberta (December 16, 2016) – Shaw Communications Inc. (Shaw) announced today that its eligible shareholders who are residents of the United States can now enroll their Class A Participating Shares (Class A Shares) and Class B Non-Voting Participating Shares (Class B Shares) in its dividend reinvestment plan (Plan). Since its launch in 2008 the Plan was available only to shareholders who were residents of Canada.

The Plan provides a convenient way for Plan participants to reinvest cash dividends paid on their Class A Shares and/or Class B Shares to purchase additional Class B Shares without brokerage commissions, fees or transaction costs.

On each dividend payment date, cash dividends payable on a participant’s Class A Shares and/or Class B Shares are paid by Shaw to CST Trust Company, Shaw’s registrar and transfer agent which serves as agent under the plan (Plan Agent). The Plan Agent uses those funds (less any withholdings under applicable tax laws) to purchase Class B Shares. At Shaw’s election, the Class B Shares purchased by the Plan Agent are either Class B Shares newly issued by Shaw (Treasury) or outstanding Class B Shares purchased through the facilities of the Toronto Stock Exchange. Shaw currently elects to issue Class B Shares from Treasury at a 2% discount to the market price set in accordance with the terms of the Plan.

Dividends to be reinvested under the Plan for participants who are not residents of Canada will be subject to withholdings under applicable tax laws and, accordingly, the amount reinvested under the Plan for those participants will be reduced by the amount of such withholdings.

Information on the Plan can be obtained from the Plan Agent by accessing its website at www.canstockta.com.

About Shaw Communications Inc.

Shaw Communications Inc. is an enhanced connectivity provider. Our Consumer division serves consumers with broadband Internet, Shaw Go WiFi, video and digital phone. Our Wireless division provides wireless voice and data services through an expanding and improving mobile wireless network infrastructure. The Business Network Services division provides business customers with Internet, data, WiFi, telephony, video and fleet tracking services. The Business Infrastructure Services division, through ViaWest, provides hybrid IT solutions including colocation, cloud computing and security and compliance for North American enterprises.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.